UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 5

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TPC Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

89236Y104

(CUSIP Number of Class of Securities)

TPC Group Inc.

Attention: Christopher A. Artzer

5151 San Felipe, Suite 800, Houston, Texas 77056

(713) 627-7474

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

M. Breen Haire

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$130,000,000	$9,269

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash shares of TPC Group Inc.’s common stock for an aggregate purchase price of not more than $130,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,269

Form or Registration No.: Schedule TO (File No. 005-85193)

Filing Party: TPC Group Inc.

Date Filed: November 8, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by TPC Group Inc., a Delaware corporation (“TPC Group” or the “Company”), on November 8, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 12, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on November 19, 2010, Amendment No. 3 to the Schedule TO filed with the SEC on November 26, 2010 and Amendment No. 4 to the Schedule TO filed with the SEC on December 3, 2010 (collectively, the “Schedule TO”), in connection with TPC Group’s offer to purchase, for not more than $130 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders within a specified range or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (as amended, the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend the Tender Offer as described in the press release filed herewith as Exhibit (a)(5)(D), to increase the price at which the Company is offering to purchase Shares in the Tender Offer to a price per Share of not less than $26.50 nor greater than $28.50, and to supplement certain other information. The Company has also extended the expiration date of the Tender Offer to 5:00 p.m., New York City time, on December 23, 2010. The closing price of the Shares on December 8, 2010, the last full trading day preceding the filing of this Amendment, was $27.94.

Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Amended Letter of Transmittal.

Amendments to Offer to Purchase and Items 1 through 9 and Item 11 of Schedule TO

This Amendment is being filed to amend the Tender Offer as follows:

•

all references in the Offer to Purchase and in the related Tender Offer documents to the price range for the Tender Offer or the price at which the Company is offering to purchase Shares now mean a price of not less than $26.50 nor greater than $28.50, which price range will not be further increased by the Company;

•

all references to the “expiration date” in the Offer to Purchase and in the related Tender Offer documents now mean 5:00 p.m., New York City time, on December 23, 2010, which will not be further extended by the Company (previously, the Tender Offer was scheduled to expire on December 8, 2010);

•	all references to the minimum Purchase Price in the Tender Offer (previously $24.50 per Share) now mean a minimum price of $26.50 per Share;

•	all references to the maximum Purchase Price in the Tender Offer (previously $27.50 per Share) now mean a maximum price of $28.50 per Share;

•

all references to the approximate number of Shares to be purchased under the Tender Offer, if the Tender Offer is fully subscribed and the Purchase Price is determined to be $26.50, now mean 4,905,660 (and such number of Shares represents approximately 26.9% of the total number of shares issued and outstanding as of October 1, 2010);

•

all references to the approximate number of Shares to be purchased under the Tender Offer, if the Tender Offer is fully subscribed and the Purchase Price is determined to be $28.50, now mean 4,561,403 (and such number of Shares represents approximately 25.0% of the total number of shares issued and outstanding as of October 1, 2010);

•

all references to the Letter of Transmittal are now to the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery; and

•

all references to the date by which it is suggested by the Company that holders of vested options, who wish to tender Shares in the Tender Offer, exercise such vested options now mean December 16, 2010.

Item 8.	Interest in Securities of the Subject Company

(b) The information set forth in the Offer to Purchase under “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares — Recent Securities Transactions” is supplemented by adding at the end of the table thereunder entitled “Open Market Sales” additional rows and a footnote as follows:

James Cacioppo*	December 2, 2010	100,000	$27.80
James Cacioppo*	December 2, 2010	13,900	$27.93
James Cacioppo*	December 3, 2010	1,094	$27.50

*	The reporting person disclaims beneficial ownership of these securities to the extent he does not have a pecuniary interest therein, and the inclusion of these shares shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. The reporting person is a managing member of the general partner of One East Partners Master, LP, and as such may be deemed to be a beneficial owner of the shares.

Item 11.	Additional Information

(b) The information set forth in the Offer to Purchase under “Section 10 — Certain Information Concerning the Company — Incorporation by Reference” is supplemented by adding to the end of the third bullet point (Current Reports on Form 8-K) thereunder an additional date as follows:

December 6, 2010.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(G)	Amended Letter of Transmittal
(a)(1)(H)	Amended Notice of Guaranteed Delivery
(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010
(a)(1)(J)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010
(a)(5)(C)	Letter to Stockholders from the President and Chief Executive Officer, dated December 9, 2010
(a)(5)(D)	Pressrelease announcing amended price range of the Tender Offer, dated December 9, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPC GROUP INC.

Date: December 9, 2010	By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(F)	Summary Advertisement, dated November 8, 2010*
(a)(1)(G)	Amended Letter of Transmittal
(a)(1)(H)	Amended Notice of Guaranteed Delivery
(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010
(a)(1)(J)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated November 8, 2010*
(a)(5)(B)	Press release announcing the Tender Offer, dated November 8, 2010*
(a)(5)(C)	Letter to Stockholders from the President and Chief Executive Officer, dated December 9, 2010
(a)(5)(D)	Press release announcing amended price range of the Tender Offer, dated December 9, 2010
(b)(1)	Indenture dated as of October 5, 2010, by and among TPC Group LLC, the Guarantors party thereto, Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, paying agent, registrar and authentication agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 12, 2010)
(b)(2)	Amended and Restated Revolving Credit Agreement dated as of April 29, 2010 among TPC Group LLC and the other borrowers named therein, as Borrowers, TPC Group LLC, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Trust Company Americas and Wells Fargo Capital Finance LLC as Co-Collateral Agents, and Deutsche Bank Trust Company Americas, as Collateral Agent (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed May 3, 2010)
(b)(3)	First Amendment to Amended and Restated Revolving Credit Agreement dated as of September 22, 2010 among TPC Group LLC and Texas Butylene Chemical Corporation, as Borrowers, various lending institutions, as Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 27, 2010)
(d)(1)	Texas Petrochemicals Inc. 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(2)	Form of Option Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(3)	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(4)	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(5)	Form of Restricted Stock Award Agreement for directors under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed January 8, 2010)
(d)(6)	Form of Performance Share Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 26, 2010)

Exhibit Number	Description
(d)(7)	Form of Restricted Stock Unit Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(8)	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(g)	None
(h)	None

*	Previously filed with the Schedule TO on November 8, 2010.